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50 Easy Ways You Could Make Extra Money This Month

By The Penny Hoarder Staff



If you needed extra money, like, yesterday, you've come to the right spot.

Our team has compiled a list of creative opportunities. Certainly, there's something here that fits your needs.

This is a long list, so don't get overwhelmed. Go ahead, you can start now, but be sure to bookmark this post so you can easily return later. We'll keep it updated as offers change or expire.

Without further delay, here are 50 money opportunities:

Earn a 7.49%* Annualized Distribution Rate Starting with Just $10

So, your savings are just… hanging out? Like that one roommate who never cleans, never pays rent, and definitely isn't pulling their weight. Might be time to put that money to work.

The **Fundrise Income Fund** makes it easy to invest—your cash starts earning passive income through real estate, without the stress of owning a property or the steep price tag.

Think of it like a group project, but one that actually pays off. Your money teams up with other investors to fund real estate, like apartments and office buildings, so you can pocket your share without dealing with busted pipes or awkward tenant texts.

It's made for regular people, not finance pros. You can start with just $10, get paid with quarterly dividends, and still pull your money out if you need it. Right now, the annualized distribution rate is 7.49%*, which definitely beats whatever your bank's offering.

Over 2 million people already use Fundrise, and it's earned hundreds of thousands of five-star reviews. It's SEC-registered and uses bank-level security, so you know it's the real deal.

Pop in your email and **start investing with Fundrise Income Fund**—it takes just a few minutes.

The annualized distribution rate of 7.49% is derived by annualizing the current month's distribution without compounding and dividing by the net asset value per share from the prior month. The current distribution rate shown may be rounded. The distribution rate will fluctuate and current performance may be lower or higher than the performance data quoted. This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Income Fund before investing. This and other information can be found in the Fund's prospectus. Read them carefully before investing.